Nuveen Commodities Asset Management, LLC

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

(877) 827-5920

December 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Withdrawal of Nuveen Long/Short Commodity Total Return Fund Registration Statement on Form S-3 (File No. 333-205587)

Ladies and Gentlemen,

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nuveen Long/Short Commodity Total Return Fund (the “Fund”) hereby requests withdrawal of the Registration Statement on Form S-3, File No. 333-205587, and any amendments and exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement was never declared effective and no securities were ever sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Fund requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions or require additional information, please do not hesitate to contact J. Craig Walker of K&L Gates LLP or David P. Glatz of Stradley Ronon Stevens & Young, LLP, external counsel to the Fund, at (312) 807-4321 or (312) 964-3502, respectively.

Sincerely,

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND

By: NUVEEN COMMODITIES ASSET MANAGEMENT, LLC, its manager

By:	/s/ William Adams IV
Name:	William Adams IV
Title:	President (Principal Executive Officer)